Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company
Extendicare Inc. (“Extendicare” or the “Company”) 3000 Steeles Avenue East, Suite 700 Markham, Ontario L3R 9W2
Item 2	Date of Material Change
February 22, 2006
Item 3	News Release
A press release concerning the material change was issued on February 22, 2006 through CCNMatthews and is incorporated and attached hereto as Schedule “A”.
Item 4	Summary of Material Change

On February 22, 2006, Extendicare announced that the Board of Directors of the Company appointed a special committee of independent directors to review and consider various structures and options available to the Company for enhancing shareholder value, including, but not limited to, a sale or reorganization of all or part of the Company. In this regard, Extendicare has appointed Lehman Brothers to be the Company’s advisor to assist with its review of strategic alternatives. There can be no assurance that the review will result in any specific strategic or financial transaction being concluded.

Item 5	Full Description of Material Change
See attached Schedule “A”.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
For further information, please contact: Richard L. Bertrand Senior Vice President and Chief Financial Officer Tel.: (414) 908-8555
Item 9	Date of Report
March 3, 2006

Schedule “A”

FOR IMMEDIATE RELEASE
February 22, 2006

Extendicare Announces Record Recurring Health Care EPS of $1.33 for FY 2005

•  Extendicare’s Board to consider strategic alternatives

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) today reported earnings from continuing operations of $102.3 million ($1.48 per diluted Subordinate Voting Share) in 2005 compared to $136.3 million ($1.94 per diluted Subordinate Voting Share) in 2004. The 2004 results included significant one-time after-tax gains aggregating $40.1 million ($0.57 per diluted share) compared to $5.2 million ($0.07 per diluted share) in 2005. Excluding these items and the share of equity accounted earnings, earnings from continuing health care operations in 2005 were $93.1 million ($1.33 per diluted share) compared to $86.8 million ($1.23 per diluted share) in 2004.

The Board of Directors has appointed a committee of independent directors to review and consider various structures and options that would provide value to shareholders. A sale or reorganization of all, or part of the Company are among the alternatives being explored. Extendicare has appointed Lehman Brothers to be the Company’s advisor. While Extendicare gives no assurance that a transaction will be concluded, the Board feels it prudent to pursue these initiatives at this time.

Mel Rhinelander, President and CEO of Extendicare stated, “Extendicare has made remarkable progress over the past few years at the operational level as its wholly owned U.S. subsidiary Extendicare Health Services, Inc. is now the industry leader in Medicare census growth, overall occupancy and EBITDA margins in the United States. We believe our current share price has not been reflective of the Company’s underlying operational performance and financial results. As a result, the Board of Directors is undertaking a review of strategic initiatives which might add value for our shareholders. It is Extendicare’s intention to accomplish any corporate initiatives in a manner that will maintain our commitment of excellent patient care, preserve our strong relationship with employees and ensure the continued success of our business operations.”

Assisted Living Concepts, Inc. (ALC) is continuing to perform well. Since its acquisition on January 31, 2005, ALC contributed revenue of $204.9 million (US$169.1 million) and EBITDA of $45.1 million (US$37.3 million). For the 2005 fourth quarter, ALC contributed revenue of $55.0 million (US$46.6 million) and EBITDA of $11.8 million (US$10.0 million), which is a moderate decline over the 2005 third quarter revenue of $56.4 million (US$46.8 million) and EBITDA of $12.9 million (US$10.7 million). The decline in performance was due to the start-up costs of two new assisted living facilities, lower occupancy and hurricane-related costs, partially offset by an increase in revenue rates.

At year-end, the Company completed an independent actuarial review and audit of its resident care liability accruals, which resulted in a release of a portion of its reserves that improved earnings by US$3.5 million during the 2005 fourth quarter, for an aggregate release of reserves of US$4.5 million in 2005.

The following table outlines the components of the Company’s earnings from continuing operations for the year ended December 31, 2005 and 2004.

	Twelve months ended December 31
Components of Earnings (Loss) from Continuing Operations(1)	2005		2004
(thousands of Canadian dollars except per share amounts)	After -tax	Diluted EPS(2)	After -tax	Diluted EPS(2)
Continuing health care operations before undernoted (1)	93,138	$1.33	86,782	$1.23
Valuation adjustment on interest rate caps	(1,366)	(0.02)	(6,396)	(0.09)
Gain (loss) from asset disposals, impairment and other items	6,565	0.09	7,560	0.10
Prior year tax benefit	-	-	38,968	0.56
	98,337	$1.40	126,914	$1.80
Share of equity accounted earnings	3,928	0.06	9,375	0.14
Earnings from continuing operations	102,265	$1.46	136,289	$1.94

(1) Refer to discussion of non-GAAP measures. (2) Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.

Diluted Earnings per Share from Continuing Operations (3)	2005	2004
Subordinate Voting Share	$1.48	$1.94
Multiple Voting Share	$1.38	$1.94
(3) After giving effect to the Subordinate Voting Share preferential dividend of $0.10 in 2005, and nil in 2004.

“The Company achieved a fourth consecutive year of growth in earnings before income taxes,” continued Mr. Rhinelander, Extendicare’s President and Chief Executive Officer. “To position itself for the nine new Medicare resource utilization groupings (RUGs) categories, the Company has increased its recruiting efforts to attract therapists, which resulted in higher wage and benefit costs in the fourth quarter. The Company is optimistic that these expenses incurred, as well as additional measures being put in place, will contribute to improved results in 2006.”

The October 1, 2005, 3.1% Medicare rate increase improved revenue of Extendicare’s U.S. operations, Extendicare Health Services, Inc. (EHSI), by approximately $2.5 million (US$2.1 million) in the 2005 fourth quarter. EHSI’s average daily Medicare Part A rate, on a same-facility basis, increased during the quarter by 5.3% to US$363.33 from US$345.13 in the 2005 third quarter, and grew by 7.6% from the 2004 fourth quarter rate of US$337.76, reflecting an improvement in patient mix.

EHSI’s performance for the month of January 2006 provides an early indication that management’s fourth quarter initiatives are working. Though it only represents one month under the new RUGs categories, EHSI’s average daily Medicare rate for January 2006 was approximately US$357, representing a decline of only US$6 from the 2005 fourth quarter. As a result, the Company has been able to offset a significant portion of the previously estimated US$20 per patient day Medicare rate decrease that took effect beginning in 2006.

EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis increased 3.7% to 2,189 in the 2005 fourth quarter compared to 2,111 in the 2004 fourth quarter, although it declined from 2,210 in the 2005 third quarter. As a percent of same-facility nursing home census, Medicare ADC was 17.6% in the 2005 fourth quarter compared to 16.9% in the 2004 fourth quarter. For the year 2005, Medicare ADC on a same-facility basis was 2,302 compared to 2,093 for 2004, and represented 18.4% of nursing home census, compared to 16.9%, respectively. During the 2005 fourth quarter, nursing home occupancy on a same-facility basis declined modestly to 92.6% from 92.7% in the 2004 fourth quarter, and from 92.8% in the 2005 third quarter. EHSI has experienced growth in the first month of 2006 in its nursing home ADC on a same-facility basis of 23, from the 2005 fourth quarter, in particular in the number of Medicare patients served, which has improved by 125 ADC.

Quarters ended December 31, 2005 and December 31, 2004 - Continuing Operations
Extendicare’s earnings from continuing operations for the 2005 fourth quarter were $23.3 million ($0.34 per diluted Subordinate Voting Share) compared to $68.1 million ($0.97 per diluted Subordinate Voting Share) in 2004. The 2004 fourth quarter included one-time significant after-tax gains of $38.1 million ($0.54 per diluted share) compared to an after-tax loss of $1.3 million ($0.02 loss per diluted share) in the 2005 fourth quarter. The Company’s share of equity accounted earnings was $0.9 million compared to $5.3 million in the 2004 fourth quarter, with the decline primarily due to lower investment income earned by Crown Life Insurance Company (Crown Life). Excluding these items, earnings from continuing health care operations were $23.7 million ($0.34 per diluted share) compared to $24.8 million ($0.35 per diluted share), representing a decline of $1.1 million. The U.S. operations declined $3.9 million and an improvement of $2.8 million was realized from the Canadian operations, because of a favourable tax adjustment.

Extendicare’s revenue from continuing operations increased $70.7 million, or 16.8%, to $490.5 million in the 2005 fourth quarter compared to $419.8 million in the 2004 fourth quarter. Excluding the net impact of new and disposed facilities, revenue on a same-facility basis grew $11.0 million, or 2.6%, to $426.1 million from $415.1 million. Prior to a negative $12.6 million impact from a stronger Canadian dollar, same-facility revenue grew $23.6 million, or 5.7%, and was impacted by a number of items which are discussed below.

U.S. operations revenue on a same-facility basis grew by $15.3 million (US$12.5 million, or 5.3%, in its functional currency) and benefited from a 6.2% increase in average nursing home rates and a 3.7% increase in Medicare patients served, partially offset by a lower number of private-pay residents.

Revenue from Canadian operations on a same-facility basis grew $8.3 million, or 6.6%, over the 2004 fourth quarter. The majority of this improvement related to nursing home funding increases, most of which was flow-through funding to enhance resident care.

Extendicare’s EBITDA increased 6.4% to $59.6 million in the 2005 fourth quarter from $56.0 million in the 2004 fourth quarter, and as a percent of revenue was 12.2% compared to 13.3% in the 2004 fourth quarter. EBITDA on a same-facility basis, declined by $10.0 million to $46.0 million compared to $56.0 million in the 2004 fourth quarter, and as a percent of revenue was 10.8% compared to 13.5%.

EBITDA from U.S. operations on a same-facility basis declined by $6.6 million (US$5.4 million in its functional currency). The improvement in revenue of $15.3 million (US$12.5 million) was offset by $21.9 million (US$17.9 million) of higher operating, administrative and lease costs, excluding the impact of changes due to foreign currency translation. The 2005 fourth quarter results included certain items that essentially offset each other. In particular, results were negatively impacted by approximately US$4.0 million of additional accruals for workers’ compensation costs and bad debt provisions, partially offset by a US$3.5 million release of resident care liabilities. Other cost increases related to: labour costs of US$6.9 million; state provider taxes of US$3.7 million; drug costs of US$1.5 million; food and supply costs of US$0.9 million; increased utility costs of US$0.9 million; and other costs of US$3.5 million.

EBITDA from Canadian operations on a same-facility basis was lower by $1.8 million, at $11.9 million in the 2005 fourth quarter compared to $13.7 million in the 2004 fourth quarter. This was due to a number of items. The home health care operations experienced a $0.6 million decline. Utility costs were higher by $0.3 million. An unfavourable variance of $0.3 million was realized between quarters due to the timing of spending under the Ontario flow-through envelopes in comparison to the 2004 fourth quarter. The remaining $0.6 million was due to costs of resident care in excess of funding increases, primarily related to labour, supplies and repairs and maintenance.

Earnings Comparison of 2005 Fourth Quarter to 2005 Third Quarter
In comparison to the 2005 third quarter, the 2005 fourth quarter earnings from continuing health care operations were $22.4 million compared to $29.1 million. Earnings from continuing U.S. operations were lower by $10 million, and were partially offset by a $3.3 million increase from Canadian operations. Results of the U.S. operations for the 2005 fourth quarter included an after-tax loss of $2.7 million compared to an after-tax gain of $6.6 million in the 2005 third quarter for the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, earnings from U.S. operations declined by $0.7 million due to a decline in Medicare census and higher costs. Results of the Canadian operations improved by $3.3 million, primarily due to an after-tax gain of $1.5 million on the sale of assets and a $2.8 million tax benefit in the 2005 fourth quarter, compared to an after-tax gain of $0.9 million on the sale of assets recognized in the 2005 third quarter. Excluding these items, results of the Canadian operations were otherwise unchanged at $4.0 million for the 2005 fourth quarter.

Year ended December 31, 2005 and December 31, 2004 - Continuing Operations
Extendicare’s earnings from continuing operations for 2005 were $102.3 million ($1.48 per diluted Subordinate Voting Share) compared to $136.3 million ($1.94 per diluted Subordinate Voting Share) in 2004. The 2004 results included significant one-time after-tax gains aggregating $40.1 million ($0.57 per diluted share) compared to $5.2 million ($0.07 per diluted share) in 2005. The Company’s share of equity accounted earnings was $3.9 million compared to $9.4 million in 2004, with the decline primarily due to lower investment income earned by Crown Life. Excluding these items, earnings from continuing health care operations were $93.1 million ($1.33 per diluted share) compared to $86.8 million ($1.23 per diluted share), representing an improvement of $6.3 million. The contribution from the U.S. operations was $2.2 million (a 3.0% increase), and $4.1 million (a 32.8% increase) was realized from the Canadian operations. However, the Canadian operations included a favourable tax adjustment of $2.8 million.

Revenue from continuing operations increased $263.6 million, or 15.4%, to $1,971.8 million in 2005 compared to $1,708.1 million in 2004. Excluding the net impact of new and disposed facilities, revenue on a same-facility basis grew $52.6 million, or 3.1%, to $1,737.0 million from $1.684.4 million in 2004. Prior to a negative $90.8 million impact from a stronger Canadian dollar, same-facility revenue grew $143.4 million, or 8.5%, and was impacted by a number of items that are discussed below.

The majority of this improvement resulted from growth in U.S. operations same-facility revenue of $123.6 million (US$95.0 million, or 10.4% in its functional currency). Favourable settlement adjustments of $32.6 million (US$26.9 million) were realized in 2005 compared to $4.8 million (US$3.7 million) in 2004, which were substantially offset by provider tax costs. Excluding these favourable settlement adjustments, revenue from U.S. operations grew by $93.3 million (US$71.7 million, or 7.9%), and benefited from a 7.1% increase in average nursing home rates and a 10.0% increase in Medicare patients served.

EHSI received annual rate changes for Medicaid in a number of states in which it operates on July 1, 2005, which on average were below inflation. Exclusive of the provider tax costs, and the adjustments for higher acuity resident care levels, EHSI’s average Medicaid rate increased by less than 1.5%. This has resulted in margin pressure on the Company’s earnings, given that it maintains average wage rate increases in the range of 3.0% and has increased wages and benefits for therapy staff to position itself for the new RUGs categories.

Revenue from Canadian operations on a same-facility basis grew $19.8 million, or 4.0%. This was primarily due to increases in nursing home funding, most of which was flow-through funding to enhance resident care, and increased revenue from management and consulting services. Revenue from home health care operations increased by $0.2 million due to a 1.6% average increase in rates, partially offset by a 1.1% decline in hours of service, and one less day between years.

EBITDA increased 16.3% to $267.3 million in 2005 from $229.9 million in 2004, and as a percent of revenue increased to 13.6% from 13.5%. ALC contributed $45.1 million (US$37.3 million) to EBITDA in 2005. Excluding the net improvement between periods of $48.6 million attributable to new and disposed facilities, EBITDA from same-facility operations declined by $11.2 million to $216.6 million in 2005 from $227.8 million in 2004, and as a percent of revenue was 12.5% compared to 13.5%, respectively. Prior to a $12.6 million negative impact from the stronger Canadian dollar, EBITDA improved by $1.4 million, primarily due to the U.S. operations, with the Canadian operations remaining relatively unchanged.

U.S. operations same-facility EBITDA improved $1.2 million (US$1.0 million in its functional currency). The improvement in revenue of $123.6 million (US$95.0 million) was offset by higher operating, administrative and lease costs of $122.4 million (US$94.0 million), excluding the impact of changes due to foreign currency translation. Cost increases related to: labour costs of US$36.9 million; state provider taxes of US$35.5 million; drug costs of US$6.9 million; professional fees, fines and penalties of US$4.5 million; food, supply and medical equipment costs of US$4.4 million; maintenance, utility and telephone costs of US$3.5 million; provision for bad debts of US$2.8 million; and other cost increases of US$4.0 million, partially offset by a release of reserves for resident care liabilities of US$4.5 million.

Net interest costs for 2005 were up $19.6 million from 2004. Excluding the impact of a favourable $1.8 million change due to the stronger Canadian dollar, these costs increased $21.4 million between years. Results included interest income related to tax refunds of $1.9 million in 2005 compared to $4.8 million in 2004. In addition, interest income was lower by approximately $4.2 million due to the collection of notes receivable in 2004. The remaining increase of $14.3 million was primarily due to the ALC acquisition.

The Company reported a tax provision of $49.7 million in 2005 compared to $1.1 million in 2004. The Company’s effective tax rate was impacted by a number of items. The 2004 results included a tax benefit of $39.0 million related to a 1999 sale of a subsidiary. In addition, tax benefits of $2.8 million and $2.2 million were recorded in the fourth quarters of 2005 and 2004, respectively. The Company’s effective tax rate was also impacted by asset disposals, which gains were sheltered by capital losses. Excluding all of these items, the Company’s effective tax rate in 2005 was 35.8% compared to 37.5% in 2004. The decline in the effective tax rate in 2005 from 2004, was primarily due to the higher proportion of income earned by non-taxable entities in 2005.

Cash flow from operations was $136.2 million in 2005 compared to $224.0 million in 2004. The Company benefited from an $82.4 million cash dividend from Crown Life during 2004, of which $68.3 million was classified as cash from operations, and $14.1 million as a return of investment on the cash flow statement. Excluding this dividend, cash flow from operations was $136.2 million in 2005 compared to $155.7 million. The $19.5 million decline was due to an improvement in earnings, offset by changes in operating assets and liabilities, primarily associated with accounts receivable. The balance of accounts receivable has increased during 2005 due in part to the growth in operations and revenue rates, compared to a decline in 2004, because of the collection of Medicare settlement receivables.

Discontinued Operations
Discontinued operations were represented by three owned and operated nursing facilities and seven nursing facilities that were leased to and operated by a third party. Six of these facilities were sold in the 2005 third quarter, one was sold in the fourth quarter, and the remaining three are held for sale. The loss from discontinued operations, including gains and losses from disposal or impairment, net of income taxes, was $0.6 million in the 2005 fourth quarter compared to a loss of $9.2 million in the 2004 fourth quarter. For the twelve months ended December 31, 2005, the loss from discontinued operations was $7.2 million compared to a loss of $11.1 million in the same 2004 period.

Other Items
In the 2005 fourth quarter, the Company recorded a pre-tax charge to earnings of $3.3 million. This represented the net of a pre-tax gain of $2.2 million on the sale of investments, a charge for impairment of $0.3 million on the planned sale of a facility, and a $5.2 million (US$4.5 million) charge to establish an allowance against advances provided to Senior Health Properties - Texas, Inc. (Senior Health - Texas). EHSI had advanced the funds to Senior Health - Texas in 2001 as part of the transfer of all of its Texas nursing home operations. Limited Medicaid rate increases in Texas have caused the cash flow of those operations to decline. Management will continue to evaluate the operations, the advances owing, along with the lease and sublease arrangements it has with Senior Health - Texas.

In December 2005, EHSI prepaid in full the ALC Washington, Idaho and Ohio Revenue Bonds for US$21.1 million.

In December 2005, EHSI completed the acquisition of a 126-bed nursing facility in Pennsylvania for cash of $8.9 million (US$7.6 million). Also, during the quarter, EHSI signed a purchase agreement to acquire two additional nursing facilities in Pennsylvania for US$24.0 million in cash. The acquisition comprises 417 beds and is anticipated to close in March 2006. EHSI also expects to purchase a currently leased nursing facility in Ohio, comprising 150 beds, in the 2006 second quarter for approximately US$9.0 million in cash.

In Canada, ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $25.0 million. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.

During the 2005 fourth quarter, Standard & Poor’s improved EHSI’s credit rating on its outstanding publicly traded debt to “B+” for the Senior Notes and “B” for the Senior Subordinated Notes. Moody’s reconfirmed EHSI’s debt ratings at “B1” for the Senior Notes and “B2” for the Senior Subordinated Notes.

Under the terms of its normal course issuer bids, the Company purchased and cancelled during 2005, 1,505,900 Subordinate Voting Shares and Multiple Voting Shares at an average cost per share of $17.82, of which 841,800 were acquired during the fourth quarter of 2005 at an average cost per share of $18.21.

Dividend Declaration
At their meeting today the Directors declared quarterly dividends on Extendicare’s common shares and Class I Preferred Shares, payable on May 15, 2006, to shareholders of record on April 28, 2006. The dividends on the common shares are $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.1775 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending March 31, 2006.

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 439 nursing and assisted living facilities in North America, with capacity for 34,500 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,600 people in North America.

In a separate news release issued today, Extendicare Inc. announced the 2005 fourth quarter and fiscal year 2005 financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On February 23, 2005, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the year ended December 31, 2005. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-540-8136 or 416-340-8010. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on March 10, 2006. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3173269. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2005 presentation.

Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposal, impairment and other items”. These line items are reported separately because they relate to the change in fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately, and excludes them from EBITDA, because such items are transitional in nature, and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and in making financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.

The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period. In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.

Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

(thousands of Canadian dollars except per share amounts)	Three months ended December 31		Twelve months ended December 31
	2005	2004	2005	2004
Revenue
Nursing and assisted living centres
United States	342,850	280,397	1,406,821	1,159,042
Canada	100,768	94,208	382,377	366,863
Outpatient therapy – U.S.	3,222	2,984	13,644	14,300
Home health – Canada	33,934	32,103	128,144	127,971
Other	9,678	10,076	40,782	39,946
	490,452	419,768	1,971,768	1,708,122
Operating and administrative costs	423,143	359,819	1,673,775	1,461,972
Lease costs	7,669	3,921	30,648	16,230

EBITDA (1)	59,640	56,028	267,345	229,920
Depreciation and amortization	16,707	13,347	66,886	54,490
Interest, net	13,937	6,300	59,725	40,171
Valuation adjustment on interest rate caps	(351)	1,901	2,248	10,379
Loss (gain) from asset disposals impairment
and other items	3,329	(248)	(9,582)	(3,105)
Earnings from continuing health care operations
before income taxes	26,018	34,728	148,068	127,985
Income taxes
Current (recovery)	2,724	(8,949)	44,209	38,523
Future (benefit)	884	(19,203)	5,522	(37,452)
	3,608	(28,152)	49,731	1,071

Earnings from continuing health care operations	22,410	62,880	98,337	126,914
Share of equity accounted earnings	875	5,256	3,928	9,375
Earnings from continuing operations	23,285	68,136	102,265	136,289
Loss from discontinued operations, net of income taxes	(562)	(9,228)	(7,160)	(11,088)
Net earnings	22,723	58,908	95,105	125,201

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	0.34	0.99	1.50	1.97
Net earnings	0.33	0.85	1.39	1.81
Diluted
Earnings from continuing operations	0.34	0.97	1.48	1.94
Net earnings	0.32	0.84	1.37	1.78
Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	0.32	0.99	1.40	1.97
Net earnings	0.31	0.85	1.29	1.81
Diluted
Earnings from continuing operations	0.32	0.97	1.38	1.94
Net earnings	0.30	0.84	1.27	1.78
(1) Refer to discussion on non-GAAP measures.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended		Twelve months ended
(thousands of Canadian dollars)	December 31		December 31
	2005	2004	2005	2004
Cash provided by (used in) operations
Net earnings	22,723	58,908	95,105	125,201
Adjustments for:
Depreciation and amortization	16,694	13,909	68,152	56,873
Provision for self-insured liabilities	(828)	2,544	9,866	13,762
Payments for self-insured liabilities	(6,511)	(3,129)	(20,675)	(24,494)
Future income taxes	4,017	(22,540)	4,839	(40,789)
Valuation adjustment on interest rate caps	(351)	1,901	2,248	10,379
Loss (gain) from asset disposals, impairment and
other items	2,347	8,097	(5,055)	5,240
Undistributed share of equity accounted earnings,
net of dividends received	(875)	47,446	(3,928)	58,919
Other	(572)	1,006	(1,049)	2,664
	36,644	108,142	149,503	207,755
Net change in operating assets and liabilities, excluding cash
Accounts receivable	4,913	3,444	(18,170)	10,861
Inventories, supplies and prepaid expenses	3,963	4,236	(1,684)	(541)
Accounts payable and accrued liabilities	13,508	7,569	17,282	(40)
Income taxes	(11,942)	(8,208)	(10,754)	5,927

	47,086	115,183	136,177	223,962
Cash provided by (used in) investment activities
Property and equipment	(24,435)	(21,482)	(81,212)	(69,122)
Acquisitions, net of cash acquired	(9,212)	–	(190,527)	(8,750)
Net proceeds from dispositions	1,347	–	12,522	42,496
Return of equity investment	–	14,119	–	14,119
Other assets	5,397	327	19,817	25,190
	(26,903)	(7,036)	(239,400)	3,933
Cash provided by (used in) financing activities
Issue of long-term debt	–	–	104,748	170,480
Repayment of long-term debt	(28,013)	(2,038)	(101,406)	(283,067)
Increase in investments held for self-insured
liabilities	(10,324)	(17,232)	(1,898)	(12,082)
Purchase of shares for cancellation	(15,426)	(3,729)	(27,143)	(7,294)
Financing costs	(77)	(201)	(1,387)	(16,494)
Dividends paid	(3,310)	(183)	(10,108)	(665)
Other	(4,812)	1,305	6,575	5,328
	(61,962)	(22,078)	(30,619)	(143,794)
Foreign exchange gain (loss) on cash held in
foreign currency	1,092	(2,331)	258	(2,754)
Increase (decrease) in cash and cash equivalents	(40,687)	83,738	(133,584)	81,347
Cash and cash equivalents at beginning of period	63,296	72,455	156,193	74,846

Cash and cash equivalents at end of period	22,609	156,193	22,609	156,193

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	December 31	December 31
(thousands of Canadian dollars)	2005	2004
Assets
Current assets
Cash and short-term investments	38,255	156,193
Marketable securities (market value $6,655)	6,460	-
Accounts receivable	170,649	140,761
Income taxes recoverable	11,711	2,916
Future income taxes	24,437	19,296
Inventories, supplies and prepaid expenses	22,620	13,312
	274,132	332,478
Property and equipment	1,108,739	767,401
Goodwill and other intangible assets	99,451	89,683
Other assets	143,327	168,238
	1,625,649	1,357,800
Equity accounted investments	72,445	68,531
	1,698,094	1,426,331
Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	15,646	-
Accounts payable	38,394	30,611
Accrued liabilities	206,079	184,235
Accrual for self-insured liabilities	22,679	30,050
Current maturities of long-term debt	21,151	7,251
	303,949	252,147
Accrual for self-insured liabilities	43,986	48,487
Long-term debt	775,243	613,651
Other long-term liabilities	46,629	34,879
Future income taxes	30,981	20,180
	1,200,788	969,344
Share capital and contributed surplus	308,891	312,707
Retained earnings	213,782	151,903
Foreign currency translation adjustment account	(25,367)	(7,623)
	1,698,094	1,426,331

Closing US/Cdn. dollar exchange rate	1.1630	1.2020

EXTENDICARE INC.
Financial and Operating Statistics

(dollar amounts in Canadian dollars, unless otherwise noted)	Three months ended December 31		Twelve months ended December 31
	2005	2004	2005	2004
Revenue (millions)
United States	$353.8	$291.6	$1,452.8	$1,206.3
Canada	136.7	128.2	519.0	501.8
	$490.5	$419.8	$1,971.8	$1,708.1
EBITDA (millions)
United States	$47.5	$42.2	$219.8	$182.3
Canada	12.1	13.8	47.5	47.6
	$59.6	$56.0	$267.3	$229.9
Health Care Earnings from Continuing Operations (millions)
United States	$14.2	$58.7	$79.2	$99.0
Canada	8.2	4.2	19.1	27.9
	$22.4	$62.9	$98.3	$126.9
Health Care Net Earnings (millions)
United States	$13.6	$49.5	$72.1	$87.9
Canada	8.2	4.2	19.1	27.9
	$21.8	$53.7	$91.2	$115.8
Components of Diluted Earnings (Loss) per Share (prior to Subordinate Voting Share preferential dividend)
Health care operations before undernoted and after preferred share dividends	$0.34	$0.35	$1.33	$1.23
Valuation adjustment on interest rate caps	-	(0.01)	(0.02)	(0.09)
Loss (gain) from asset disposals, impairment and other items	(0.02)	0.55	0.09	0.66
Share of equity accounted earnings	0.02	0.08	0.06	0.14
Earnings from continuing operations	0.34	0.97	1.46	1.94
Discontinued operations, net of income taxes	(0.01)	(0.13)	(0.10)	(0.16)
Net earnings	$0.33	$0.84	$1.36	$1.78
Diluted Earnings per Share from Continuing Operations
Subordinate Voting Share	$0.34	$0.97	$1.48	$1.94
Multiple Voting Share	$0.32	$0.97	$1.38	$1.94

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	34.8%	33.1%	33.9%	32.6%
Private/other	15.7	16.7	15.1	17.3
Medicaid	49.5	50.2	51.0	50.1
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,189	2,111	2,302	2,093
Private/other	1,959	2,083	1,951	2,081
Medicaid	8,310	8,306	8,257	8,215
	12,458	12,500	12,510	12,389
Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$396.02	$370.27	$378.96	$358.54
Private/other	198.56	189.38	197.61	190.22
Medicaid	148.79	141.58	148.35	138.93
Medicare Part A only	362.75	337.76	347.14	326.82
U.S. Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.6%	92.7%	93.0%	92.1%
Assisted living facilities	82.2	83.8	83.2	84.6
Combined U.S. nursing and assisted living facilities	91.5	91.8	91.9	91.3
Canadian facilities average occupancy (same-facility basis)	98.1	97.9	97.8	97.5
Extendicare Inc. total average occupancy (same-facility basis)	93.6	93.8	93.8	93.4
Average US/Cdn. dollar exchange rate	1.1748	1.2226	1.2116	1.3015